SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                   -------------------

                     SCHEDULE 13D
                     (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                 PURSUANT TO RULE 13d-2(a)
                 (AMENDMENT NO. ____) 1/
                                      -

                        FIRST LANCASTER BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   32067S 10 1
                              --------------------
                                 (CUSIP Number)

                               Virginia R.S. Stump
                              208 Lexington Street
                            Lancaster, Kentucky 40444
                                 (859) 792-3368
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 2001
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                  (Continued on following pages)

                         (Page 1 of 5 pages)
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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 32067S 10 1                          Page 2 of 5 Pages

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Virginia R.S. Stump

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [   ]
        (b)  [   ]

3.  SEC USE ONLY

4.  SOURCES OF FUNDS

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF        7.    SOLE VOTING POWER          45,000 *
SHARES
BENEFICIALLY     8.    SHARED VOTING POWER         1,032
OWNED BY
EACH             9.    SOLE DISPOSITIVE POWER     36,848 *
REPORTING
PERSON WITH     10.    SHARED DISPOSITIVE POWER    1,032

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   46,032

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 5.5%

14. TYPE OF REPORTING PERSON

    IN

--------------
* The amount shown includes 19,176 shares which may be acquired by Ms. Stump upon the exercise of options exercisable within 60 days of the date hereof.

** Assumes all 19,176 shares subject to options exercisable within 60 days have been exercised.


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
     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Lancaster Bancshares, Inc. (the "Issuer"). The executive office of the Issuer is located at 208 Lexington Street, Lancaster, Kentucky 40444.

Item 2.  Identity and Background.

     (a)  Name: Virginia R.S. Stump
     (b)  Residence or Business Address: 208 Lexington Street,
          Lancaster, Kentucky 40444
     (c)  Present Principal Occupation: President of the Issuer
     (d)  Criminal Proceeding Convictions:  None
     (e)  Securities Laws Proceedings:  None
     (f)  Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.

     Virginia R.S. Stump (the "Reporting Person") purchased 10,004 shares of Common Stock with approximately $101,665 in personal funds, and 7,668 shares of Common Stock upon the vesting of awards of restricted stock made to the Reporting Person pursuant to the Issuer's Management Recognition Plan (the "MRP"). The remaining shares consist of (i) 1,032 shares purchased by the Reporting Person's spouse with whom the Reporting Person shares voting and dispositive power, (ii) 8,152 shares allocated to the Reporting Person's account under the Issuer's Employee Stock Ownership Plan (the "ESOP"), and (iii) 19,176 shares that may be acquired upon the exercise of options exercisable within 60 days of the date hereof.

Item 4.  Purpose of Transaction.

     The  shares  covered  by  this  statement  were  acquired  for  investment.
Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. As President of the Issuer, the Reporting Person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer, and the Issuer has entered into an Agreement and Plan of Merger by and among the Issuer, First Lancaster Federal Savings Bank, CKF Bancorp, Inc. and Central Kentucky Federal Savings Bank, pursuant to which the Issuer will be acquired by CKF Bancorp, Inc. and Central Kentucky Federal Savings Bank. Except as noted above, the reporting person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 46,032 shares, or 5.5%, of the Issuer's outstanding shares of Common Stock, assuming the Reporting Person exercises all options to acquire shares of Common Stock that are exercisable or will become exercisable within 60 days. Such total also includes the 1,032 shares which the Reporting Person shares voting and dispositive power with her spouse.

(b) The Reporting Person has sole voting and dispositive power with respect to the 10,004 shares purchased with personal funds and the 7,668 shares received pursuant to awards under the MRP. Furthermore, the reporting person has sole voting power with respect to the 8,152 shares allocated to her account as a participant in the ESOP and would have sole voting power with respect to the 19,176 shares she has the right to acquire upon the exercise of options.

     The Reporting Person shares voting and dispositive power with respect to the 1,032 shares owned jointly with her spouse, Phillip Stump. Mr. Stump's residence address is 290 Buckeye Road, Lancaster, Kentucky 40444. Mr. Stump is employed as a school bus driver and has not during the last five years been a party to a civil proceeding of a judicial or administrative body of a

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

     competent jurisdiction and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and is a United States citizen.

(c) No transactions in the Issuer's Common Stock were effected by the Reporting Person during the past 60 days, except that: (i) on January 9, 2001, 1,917 shares of Common Stock vested pursuant to awards of restricted stock made to the Reporting Person under the Issuer's MRP, (ii) on January 9, 2001, 4,794 shares of Common Stock underlying options awarded to the Reporting Person pursuant to the Issuer's 1996 Stock Option and Incentive Plan vested, and (iii) on March 5, 2001, the Reporting Person received notification that 1,352 shares were allocated to her account under the ESOP.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or otherwise.

Item 7.  Material to be Filed as Exhibits.

     None.

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
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              March 23, 2001


                              /s/ Virginia R.S. Stump
                              ----------------------------
                              Virginia R. S. Stump


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